FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                                      1934


                                 August 17, 2005

                        Commission File Number 001-14978


                               SMITH & NEPHEW plc
                               (Registrant's name)


                                 15 Adam Street
                            London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: August 17, 2005
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary




                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

Smith & Nephew plc


2. Name of shareholder having a major interest

The Capital Group Companies, Inc.


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:
State Street Nominees Ltd   50,850
Bank Of New York Nominees Ltd   504,543
Chase Manhattan Bank Australia Ltd   4,800
Chase Nominees Ltd   503,613
BT Globenet Nominees Ltd   53,900
Midland Bank plc   24,200
Cede & Co   45,400
Nortrust Nominees 1,096,840
Royal Bank of Scotland   5,500
MSS Nominees Ltd   13,400
State Street Bank & Trust Co   3,000
RBSTB Nominees Ltd    3,100
Deutsche Bank AG 1,800
ROY Nominees Ltd   3,500
Mellon Nominees (UK) Ltd   42,200
JP Morgan Chase Bank   3,300

Capital International Ltd:
State Street Nominees Ltd   14,400
Bank of New York Nominees   547,665
Northern Trust   294,344
Chase Nominees Ltd   364,293
Midland Bank plc   22,900
Bankers Trust   16,400
Morgan Guaranty   57,500
Nortrust Nominees   597,126
State Street Bank & Trust Co   22,500
Deutsche Bank AG   166,741
HSBC Bank plc  156,965
Mellon Bank NA 13,800
Bank One London  24,400

Capital International SA:
Chase Nominees Ltd   85,952
Lloyds Bank 13,600

Capital Research and Management Company:
State Street Nominees Ltd   7,965,300
Chase Nominees Ltd   15,639,846


5. Number of shares / amount of stock acquired

Not disclosed


6. Percentage of issued class

Not disclosed


7. Number of shares / amount of stock disposed

................................................................


8. Percentage of issued class

................................................................


9. Class of security

Ordinary shares of 12 2/9p


10. Date of transaction

................................................................


11. Date company informed

17.08.2005


12. Total holding following this notification

28,363,678


13. Total percentage holding of issued class following this notification

3.02%


14. Any additional information

................................................................


15. Name of contact and telephone number for queries

Kate Cummins - Company Secretarial Assistant
020 7960 2251



16. Name and signature of authorised company official responsible for making this notification

Kate Cummins - Company Secretarial Assistant


Date of notification

17.08.2005


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.